                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                               on March 28, 2002


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



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
In the Matter of                               INTERIM CERTIFICATE

Conectiv                                                OF

File No. 70-9069                                   NOTIFICATION

(Public Utility Holding Company                PURSUANT TO RULE 24
Act of 1935)
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This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24)
is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-Effective Amendments No. 1 through 7 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998, August 10, 1999 and November 8, 2001 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998. The undersigned hereby submits the following information applicable to the quarter ended December 31, 2001:



  There was no activity pursuant to the Supplemental Orders during the period.


The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the
Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.
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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


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
DATE:                                  Conectiv
                                       Conectiv Energy Supply, Inc.
                                       Conectiv Properties and Investments, Inc.
                                       Conectiv Services, Inc.
                                       Conectiv Solutions LLC
                                       Conectiv Communications, Inc.
                                       Atlantic Generation, Inc.
                                       Atlantic Southern Properties, Inc.
                                       ATE Investment, Inc.
                                       Binghamton General, Inc.
                                       Binghamton Limited, Inc.
                                       Pedrick General, Inc.
                                       Vineland Limited, Inc.
                                       Vineland General, Inc.
                                       ATS Operating Services, Inc.

March 28, 2002                         /s/ Philip S. Reese
                                           ----------------
                                           Philip S. Reese
                                           Vice President and Treasurer

                                       Thermal Energy LP I by its
                                       General Partner, Atlantic
                                       Jersey Thermal Systems,
                                       Inc.

March 28, 2002                         /s/ Philip S. Reese
                                           ----------------
                                           Philip S. Reese
                                           Vice President and Treasurer
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